MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Years Ended December 31, 2021 and 2020
(Expressed in Canadian Dollars, unless otherwise stated)
March 30, 2022

Skylight Health Group Inc (formerly CB2 Insights Inc) Management Discussion and Analysis For the years ended December 31, 2021 and 2020

Introduction

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of the operations of Skylight Health Group Inc. (the “Company”, “SHG”, “we”, “us”, “our”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the year ended December 31, 2021. This MD&A was written to comply with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations.

This discussion should be read in conjunction with the audited consolidated financial statements of the Company for the fiscal years ended December 31, 2021 and 2020, together with the notes thereto, and the accounting policies as described in Note 3 to the consolidated financial statements (“consolidated financial statements”). Results are reported in Canadian dollars, unless otherwise noted.

The Company’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Information contained herein is presented as at March 30, 2022, unless otherwise indicated.

The MD&A makes references to certain non-IFRS measures, including certain industry metrics. These metrics and measures are not recognized measures under IFRS, do not have meanings prescribed under IFRS and are as a result unlikely to be comparable to similar measures presented by other companies. These measures are provided as information complimentary to those IFRS measures by providing a further understanding of our operating results from the perspective of management. As such, these measures should not be considered in isolation or in lieu of review of our financial information reported under IFRS. This MD&A uses non-IFRS measures including “EBITDA”, “adjusted EBITDA”, “realized revenue”, “realized gross profit” and “realized adjusted EBITDA”. EBITDA and adjusted EBITDA are commonly used operating measures in the industry but may be calculated differently compared to other companies in the industry. “Realized revenue”, “realized gross profit” and “realized adjusted EBITDA” incorporate the results of continuing and discontinued operations. These non-IFRS measures, including the industry measures, are used to provide investors with supplementary measures of our operating performance that may not otherwise be apparent when relying solely on IFRS metrics.

On March 11, 2020, the World Health Organization declared the ongoing COVID-19 outbreak as a global health emergency. This resulted in governments worldwide enacting emergency measures to combat the spread of the virus, including the closure of certain non-essential businesses.

During the year ended December 31, 2021, the pandemic did not have a material impact on the Company’s operations. While medical clinics had generally been deemed an essential business, the Company was able to switch to virtual appointments thereby reducing the impact on operations and enabled the Company to achieve savings in clinical operating expenses. As of December 31, 2021, the Company did not observe any impairment of its

Skylight Health Group Inc (formerly CB2 Insights Inc) Management Discussion and Analysis For the years ended December 31, 2021 and 2020 assets or a significant change in the fair value of assets due to the COVID-19 pandemic. The Company has taken steps to minimize the potential impact of the pandemic including safety measures with respect to personal protective equipment, the reduction in travel and the implementation of a virtual office including regular video conference meetings and participation in virtual Company events, trade shows, customer meetings and other virtual events.

Due to the rapid developments and uncertainty surrounding COVID-19, it is not possible to predict the impact that COVID-19 will have on the Company’s business, financial position and operating results in the future. In addition, it is possible that estimates in the Company’s consolidated financial statements will change in the near term as a result of COVID-19 and the effect of any such changes could be material, which could result in, among other things, impairment of long-lived assets including intangibles and goodwill. The Company is closely monitoring the impact of the pandemic on all aspects of its business.

Further information about the Company and its operations can be obtained from the offices of the Company or on SEDAR at www.sedar.com.

Company Overview

Skylight Health Group Inc. (“SHG” or the “Company”), is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state primary care health network comprised of clinics providing a range of services from primary care, sub-specialty, allied health, and laboratory/diagnostic testing. The Company is focused on helping small and independent practices shift from a traditional fee-for-service (FFS) only model to include value-based care (VBC) through our proprietary technology, unique data analytics and our robust operations infrastructure. In a FFS model, payors (commercial and government insurers) reimburse on an encounter-based approach which puts a focus on volume of patients per day rather than creating positive patient outcomes. In a VBC model, providers are rewarded for keeping patients healthy and lowering unnecessary health costs instead of volume of services. VBC will lead to improved patient outcomes, reduced cost of delivery and drive stronger financial performance from existing practices

As of December 31, 2021, the balance sheet had a cash balance of $11.7 million. The Company has continued to position itself to see organic and acquisition-based growth in the coming quarters as it remains focused on shifting its clinical operations to include a VBC model.

The Company was founded in 2014, by founders with extensive experience in clinical practice management in Canada and the US, as owners, operators, and consultants to outpatient medical centers across a variety of specialties from primary care, urgent-care, sub-specialty, and allied health & wellness. SHG is founded on a model designed to drive towards helping small and independent practices adopt value-based capabilities and take on varying levels of risk. SHG positions itself as the disruptor to legacy health networks. Providing an opportunity to consolidate with SHG while maintaining patient treatment quality, accessibility and affordability and preserving the way healthcare should be delivered. SHG

Skylight Health Group Inc (formerly CB2 Insights Inc) Management Discussion and Analysis For the years ended December 31, 2021 and 2020 also positions itself to partner with health plans as they aim to provide more comprehensive care services to patients across varying risk groups and capitation models to lower the cost of downstream costs.

SHG practices offer both in-clinic and virtual care services through telemedicine and remote patient monitoring. As part of developing the infrastructure for improved access within its practices, the Company expects to expand valued-based health service offerings to patients based on quality improvement plans aimed at population and patient health management.

Finally, SHG has a disciplined operating model that allows the Company to deliver desired results in a time-efficient and cost-effective manner to its clients and to run a fiscally responsible business.

Segmentation

The Company’s current revenue is generated predominantly through its medical services segment. In 2020, the Company expanded significantly into insurable services which is where it expects to see its strongest growth in future periods. The Company has reported both insurable and uninsured services in a single consolidated medical services operating segment. The Company also derives a small segment of revenue from projects in its Technology & Data Analytics division as well as its Contract and Research division (Software and Corporate segment).

Key Highlights

The following are the major highlights of SHG’s operating results for the year ended December 31, 2021 compared to the year ended December 31, 2020. The financial information related to Canna Care Docs, MedEval Clinic LLC (“MedEval”), Rae of Sunshine Health Services (“ROSH”) and New Jersey Alternative Medicine LLC ("NJAM") (“Legacy Business”) is reported in the current period as discontinued operations due to the divesture of this business line in December 2021. The Company will no longer see revenues from these services moving forward.

Disclaimer for Financial Highlights: Certain prior period financial information on the consolidated statements of loss and comprehensive loss, and consolidated statements of cash flows have been updated to present the Legacy Business as discontinued operations and has therefore been excluded from continuing operations for all periods presented in this MD&A. This MD&A reflects only the results of continuing operations, unless otherwise noted.

Financial Highlights

•During the year ended December 31, 2021, the Company has achieved a major milestone in revenue. Revenues for the year were $27.2 million (excluding revenue from discontinued operations of $10.6 million), compared to $0.7 million for the year ended December 31, 2020 (excluding revenue from discontinued operations of $12.5 million),

Skylight Health Group Inc (formerly CB2 Insights Inc) Management Discussion and Analysis For the years ended December 31, 2021 and 2020 an increase of $26.5 million. This increase was primarily due to additional revenue being contributed by the clinics acquired during the fiscal year ended December 31, 2021. Realized revenues for the year were $37.8 million, compared to $13.1 million for the year ended December 31, 2020.

•Gross profit was $15.1 million for the year ended December 31, 2021 (excluding gross profit from discontinued operations of $8.1 million), compared to $0.3 million for the year ended December 31, 2020 (excluding gross profit from discontinued operations of $8.8 million). Gross margin was 56% for the year ended December 31, 2021, compared to 39% for the year ended December 31, 2020 (discontinued operations gross margin was 76% and 70%, respectively). As the Company has focused on primary care, revenue is from insurable services business which tend to have lower margins than the discontinued legacy uninsured fee for services business. In the near term, the Company is working towards improving the gross margins by renegotiating payor contracts, optimization of utilization rates of existing providers across the practices, while long term improvements will be achieved as the Company transitions to higher value-based care models which will yield a higher gross margin. Realized gross profit for the year was $23.2 million, compared to $9.0 million for the prior year.

•Operating expenses were $37.0 million for the year ended December 31, 2021, compared to $10.1 million for the year ended December 31, 2020, an increase of 266%. The increase was a result of a growth in operating expenses such as staffing and rent from primary care related clinical acquisitions made to date. Loss from continuing operations was $21.9 million for the the year ended December 31, 2021, compared to $9.8 million for the year ended December 31, 2020. The increase is mainly attributed to salary and wage increases related to the recruitment of key leadership, management and operational hires, as well as increased office and administration costs tied towards practice acquisition growth and professional fees. Increased non-cash expenses of $6.7 million were related to share-based compensation and depreciation and amortization in the year ended December 31, 2021, compared to $5.4 million for the year ended December 31, 2020.

•Adjusted EBITDA for the year ended December 31, 2021 was a loss of $14.6 million compared to a loss of $6.0 million in 2020. This decrease aligns to the increase in loss from continuing operations mentioned above. Realized adjusted EBITDA for the year was a loss of $10.7 million compared to a loss of $2.0 million in 2020. .

•The Company incurred negative cash-flow from continuing operations for the year ended December 31, 2021 of $15.2 million compared to negative cash flow from continuing operations of $5.9 million for the year ended December 31, 2020 primarily due to higher salaries and wages, marketing and business development costs and professional fees to support future growth. Moving forward, the Company has made significant improvements to its cash-flow from operations and corporate investments reducing the cash spend expected in 2022 from existing operations.

Skylight Health Group Inc (formerly CB2 Insights Inc) Management Discussion and Analysis For the years ended December 31, 2021 and 2020
Operating Highlights

•On January 5, 2021, The Company’s shares commenced trading on the TSX-V under the symbol “SHG” after the Company’s shares were voluntarily delisted from the Canadian Securities Exchange on January 4, 2021.

•On January 14, 2021, the Company appointed Grace Mellis, as an independent director to the Company’s Board of Directors and the Chair of the Audit Committee. Ms. Mellis has a robust background in strategy and finance leadership roles with over 28 years of success and experience: Almost a decade at JP Morgan Chase serving as Managing Director, Head of International Strategy, and Investor Services CFO for EMEA within the Corporate and Investment Bank. Former CFO and VP of Corporate Finance and Business Intelligence at Greendot Corporation, a US$3.1B market cap NYSE listed company. Founder and director of IGA Capital which provides consulting and advisory services to primarily early-stage companies.

•On February 3, 2021, the Company acquired 100% of the identified assets of River City Medical Associates (“RCMA”), Inc., a Florida corporation doing business as “Absolute Injury & Pain Physicians”, “Absolute Neurology & Injury Physicians”, “Absolute Laser Pain Relief”, and “River City Primary & Urgent Care” for a total consideration of $5.6 million (US$4.4 million).

•On February 17, 2021, the Company appointed Dr. Georges Feghali as Chief Medical Officer. Dr. Feghali brings over 30 years of clinical experience and over 20 years in senior leadership positions within the healthcare system and will lead & expand Skylight Health’s strategic initiative in practice management & clinic operations, driving new operational revenues. Dr. Feghali will be responsible for quality, safety and service; total quality management, lean principles, change leadership, physician compensation models, and medical management.

•On February 23, 2021, the Company expanded its data strategy to utilize Amazon Web Services infrastructure to improve patient care, health outcomes, and clinical efficiencies. The Company’s approach will enable acquired clinics to take advantage of guidance from its centralized team of clinical and operational experts whose insights will be powered by this big data strategy. This is an initial step in the Company’s strategy to use centralized data to improve patient outcome and clinical efficiency.

•On February 26, 2021, the Company appointed Andrew Elinesky as Chief Financial Officer. Mr. Elinesky has a long and distinguished career in Finance and has served as CFO for multiple publicly traded companies in Canada and the United States. He comes with strong cross-border market experience and specializes in mergers & acquisitions and consolidation.

•On March 16, 2021, the Company appointed Mr. Patrick McNamee as Chairman of the Board. Mr. McNamee succeeds Norton Singhavon who will remain involved as an active member of the Board. Mr. McNamee has previously acted as EVP and COO of Express

Skylight Health Group Inc (formerly CB2 Insights Inc) Management Discussion and Analysis For the years ended December 31, 2021 and 2020
Scripts, where he led all major activities of the $120B+ technology-driven pharmacy benefit management company.

•On April 5, 2021, the Company acquired 100% of the membership interest of Colorado based Primary Care Clinic Group, Rocky Mountain for a total cash consideration of $13.3 million (US$10.7 million).

•On April 7, 2021, the Company signed a partnership agreement with ClinEdge to bring clinical research to primary care practices across the Company.

•On May 13, 2021, the Company received conditional approval from Nasdaq to list its issued and outstanding common shares on Nasdaq. On May 25, 2021, the Company received a confirmation from the Nasdaq that its common shares will be able to commence trading on the Nasdaq during the week of June 7, 2021 under the symbol “SLHG”. On June 7, 2021, the Company commenced trading on the Nasdaq under the symbol “SLHG”.

•On May 26, 2021, the Company closed a bought deal offering with a syndicate of underwriters led by Raymond James Ltd. as sole bookrunner and co-lead underwriter and Stifel GMP as co-lead underwriter on behalf of a syndicate including Beacon Securities Limited, Echelon Wealth Partners Inc., and Bloom Burton Securities Inc. (collectively the "Underwriters"). Pursuant to this, the Underwriters were issued, on a bought deal basis, with full exercise of the Underwriters' 15% over-allotment option, 1,970,360 common shares (post-Share Consolidation basis) of the Company at a price of $7.00 per common share for gross proceeds of $13.8 million.

•On May 28, 2021, the Company completed a consolidation (“Share Consolidation”) of its share capital on the basis of five existing common shares for one new common share. As a result of the Share Consolidation, the 190,802,347 common shares issued and outstanding as at that date were consolidated to 38,160,473 common shares outstanding. The Share Consolidation was previously approved by the shareholders at the Annual General Meeting held on February 22, 2021. All information in this MD&A is presented on a post-Share Consolidation basis, including comparatives.

•On June 23, 2021, the Company acquired 100% of the identified assets of Florida based primary care group Doctors Center Inc. (“Doctors Center) for a total cash transaction value of $2.8 million (US$2.2 million).

•On July 7, 2021, the Company appointed Dr. Kit Brekhus as Chief Medical Officer (“CMO”), taking over from Dr. Georges Feghali who served as CMO from February 2021.

•On July 13, 2021, the Company acquired 100% of the interest of ACO Partners LLC, a new Accountable Care Organization (“ACO”) that will begin participating in the Medicare Shared Savings Program offered by the Centers for Medicare and Medicaid Services (“CMS”) effective January 1, 2022 for a total cash consideration of $312.9 thousand (US$250.0 thousand). Subsequently, the Company determined it would not receive

Skylight Health Group Inc (formerly CB2 Insights Inc) Management Discussion and Analysis For the years ended December 31, 2021 and 2020 approval on the ACO application to the CMS by January 31, 2022. The cash paid on Closing Date of $78 (US$63) has been written off as of December 31, 2021 and no further amounts are payable.

•On August 26, 2021, the Company appointed Mohammad Bataineh as President, taking over from Kash Qureshi who will shift to Chief Corporate Officer, and will retain executive leadership and remains a member of the Board of Directors.

•On September 16, 2021, the Company acquired 70% of the membership interest of Pennsylvania based Primary Care Clinic Group, Aspire Health Concepts, Inc. (“Aspire”) for a total cash consideration of $2.0 million (US$1.6 million).

•On October 7, 2021, the Company announced the execution of a Participation Provider Contract with a leading Fortune 50 national healthcare organization who is a recipient of a Direct Contracting Entity (“DCE”) license, with the Company’s participation beginning in 2022.

•On October 29, 2021, the Company announced the execution of a Definitive Agreement with New Frontier Data to divest 100% of assets related to its legacy businesses Canna Care Docs, MedEval Clinic LLC, Rae of Sunshine Health Services and New Jersey Alternative Medicine LLC (“Legacy Business”). Terms of the transaction will be total cash consideration of $11.1 million (US$8.6 million). Payment terms will include cash on closing of $5.2 million (US$4.0 million), with the remainder of the balance paid over three installments at 12 months, 18 months and 24 months from the date of closing. The closing occurred on December 15, 2021 and a gain on disposal of $5.6 million was recognized.

•On December 6, 2021, the Company announced the closing of the registered offering of 275,000 9.25% Series A Cumulative Redeemable Perpetual Preferred Shares (“Series A Preferred Shares”) at a price to the public of US$21 per share for gross proceeds of US$5.8 million. The Series A Preferred Shares trade on the Nasdaq Capital Market under the symbol “SLHGP”.

Overall Performance and Outlook

Performance

Revenue was up 8% from the previous quarter, and 3,842% compared to the year ended December 31, 2020. Acquisitions made in Q4 2020 and during all of 2021 significantly contributed to revenue versus the comparative periods. Also contributing to the increase in the fourth quarter was a full quarter of results from Aspire Health, a primary care practice group in Pennsylvania, which was acquired in September 2021.

2021 was an extension of efforts from 2020 from both a healthy and robust market for raising equity and opportunities for acquisition. However, 2021 was also a challenging year for

Skylight Health Group Inc (formerly CB2 Insights Inc) Management Discussion and Analysis For the years ended December 31, 2021 and 2020 companies looking to raise additional capital due to macro factors affecting investors and the healthcare sector. While markets have remained volatile, the Company has been limited in its ability to raise capital to support future acquisitions. While the pipeline continues to remain robust, these market forces have affected its ability to drive additional growth by way of acquisition, as part of a plan communicated earlier in 2021.

While equity markets remain challenged due to macro conditions affecting the second half of 2021, the Company has been working diligently in 3 key areas: integration and implementation of infrastructure to support a profitable enterprise, continued diligence on key strategic acquisition opportunities while sourcing access to capital through non-dilutive alternatives, and lastly developing and building on partnership opportunities to establish a framework and entry for VBC in 2022. The private market for healthcare growth companies remains ripe for strategic investment with partners who share our long-term vision. While the Company has seen a slower trajectory to growth, this is a result of the Company’s focus in adapting to changing market conditions rather than a change in strategy in any capacity. The Company remains confident in its ability to acquire accretive revenue while continuing to grow organically, and will aim for transparency in keeping investors informed of its progress.

A large portion of the capital and operational costs over the last year represented investments in infrastructure in order to facilitate the integration of independent primary care practices as well as the progression towards VBC. The Company believes it has since surpassed expectations in this timing, and will continue to diligently reduce costs with the goal of breaking even by the end of 2022.

2021 was a year of infrastructure development for VBC and laying the foundation for the effective management of practices across multiple markets. Several large-scale initiatives that were executed through 2021 and into 2022 included the integration of technology systems in human resources, payroll, electronic health records and the implementation of improved benefits and insurance programs. These initiatives while an investment in 2021 and early 2022, will lead to improved cost synergies and savings while driving future revenue growth through better practice management.

Each of these programs has now been executed and the Company is starting to see immediate improvements to its annual expenses under each of these initiatives. These initiatives will also support the implementation of business development activities which the Company has outlined as its priorities for 2022. These include a national contact center to boost patient access, improve service and drive revenue growth, in-house revenue cycle management, improved payor contract negotiations and the ability to better identify the shift to value-based care under certain payor agreements.

While the Company will see a reduction in revenue and contributing EBITDA from the divestiture of the legacy business in 2021, it expects to be able to continue to focus on its core primary care business and execute against its organic growth plan to boost annual revenues in its primary care business line. The shift to value in 2022, is also expected to boost annual per patient revenue both by way of increased fee-for-service rates as well as quality and outcome-based payments.

Skylight Health Group Inc (formerly CB2 Insights Inc) Management Discussion and Analysis For the years ended December 31, 2021 and 2020
Skylight has seen a significant rise in expenses in the following major categories: salaries and wages, office and administration, professional fees, marketing activities and depreciation and amortization as a result of eight clinical acquisitions made since Q4 2020. As a result of these acquisitions, the Company has increased total employee count by more than 360%. Of this, the majority of the increase (approximately 415%) is practice related while the home office shared service support team grew approximately 220%; our commitment to centralizing shared services will help create offsets allowing the Company to realize economies of scale. As the Company is in rapid growth mode driven by both an aggressive mergers & acquisition strategy and a future focus on organically shifting to VBC reimbursement models, additional investments in these areas enable the development of core competencies to realize stronger future growth potential met with higher value payor contracts.

During the year ended December 31, 2021, the items above totaled $33.1 million (year ended December 31, 2020: $5.7 million). During the year ended December 31, 2021, the Company worked to focus on bringing the right set of experience to its leadership and operational teams to cover all major functional areas. This included the hiring of Mohammad Bataineh as President, Dr. Kit Brekhus as Chief Medical Officer and Andrew Elinesky as Chief Financial Officer. In addition to these, the Company bolstered its operational teams in the areas of clinical leadership, marketing, revenue cycle management, operations & integrations, and payor contracting. As the Company will continue to grow key team members, it is in a strong position today to begin integrating and preparing acquired practices towards the transition to valued-based care models.

The increase in salaries and wages during the year ended December 31, 2021 is connected to the recruitment of key leadership, management and operational hires. This increase is also connected to focused short-term hires related to infrastructure buildout, such costs and expenses are expected to be eliminated as the Company completes execution of these one-time infrastructure initiatives. On a going forward basis, the Company expects to see further option issuances to employees as part of its human capital investment. Aligning employees to the growth of the Company is a strong differentiator and ensures a shared approach to driving shareholder value.

The increase in office and administration expenses during the year ended December 31, 2021 is related to the organic growth of the business due to the numerous acquisitions completed from Q4 2020 to Q3 2021, with increases to insurance, dues, and subscriptions also contributing. Compared to Q3 2021, office and administration remained at similar levels and compared to Q4 2020, the increase in office and administration related to the increase in directors and officers liability insurance, data conversion projects and increase in health insurance due to employee headcount.

The increases in professional fees and marketing fees during the year ended December 31, 2021 mainly related to the acquisition of new clinics, listing on the TSX-V and Nasdaq and building a national Skylight brand.

The Company expects going forward that most investments made during the year ended December 31, 2021 will result in both a higher growth of revenue driven organically and by acquisition but will also result in a stronger EBITDA recognition. The Company is focused on

Skylight Health Group Inc (formerly CB2 Insights Inc) Management Discussion and Analysis For the years ended December 31, 2021 and 2020 revenue growth which it believes is how its peers are measured and expects to compete aggressively for market share growth. Further, as the Company advances its participation in value-based care programs, it expects to see increased expenses in the near term which will be offset by the expected growth in revenue through shared savings and more economical payor agreements.

The Company continues to demonstrate its capabilities to not just acquire but integrate and manage practices under its umbrella. Further, while the Company continues to drive top line growth, it will continue to work to create opportunities for organic revenue and cost synergies.

With a robust acquisition pipeline, experienced operational team, existing contracts for Medicare and managed care patients, and an active market to support organic growth to value-based care, the Company believes it is well positioned for growth in the coming quarters.

Outlook

The need for improved primary care practice models in the US has never been greater than it is today. The Company believes its model for shifting fee-for-service primary care practices to a value-based care reimbursement model will close the gap in today’s widening shortage of primary care physicians. With the growing demand for accessible and affordable medical services in the US, the Company believes the following external factors will be significant contributors for growth of services. The Company believes it is well positioned to meet this growing opportunity.

•Growing perceived distrust and lack of personalized care delivered by larger legacy health networks are paving the way for disruption in the healthcare services sector where quality of care, accessibility and affordability will help create a new model for healthcare delivery.
•The rising cost in healthcare driven by higher acuity hospital services and lack of comprehensive patient care at the primary practice level, is leading national payors and governments to change reimbursement models to VBC which prioritizes quality over volume and holds physicians accountable.
•VBC not only has the opportunity to improve quality of care and lower cost of care management but can also be significantly more financially rewarding for primary care practices willing to share in risk.
•With over 56% of outpatient medical care operated by smaller groups of localized practitioners, and a growing demand for administrative needs to deliver care, the high cost of investment to support a VBC model is prohibitive and a barrier.
•The impact of the pandemic to independent primary care practices, rising levels of chronic care management and an aging population further amplifies the push for consolidation and support to enable primary care providers to shift to a more profitable and sustainable VBC model.
•Continued fragmentation of the primary care services market is leading to more opportunities to acquire disparate primary care clinics at attractive valuations. The Company is developing a robust national platform that not only generates overall efficiencies, but is aimed at integrating technology, access, and capabilities to

Skylight Health Group Inc (formerly CB2 Insights Inc) Management Discussion and Analysis For the years ended December 31, 2021 and 2020 transform current Fee for Service (“FFS”) practices to VBC. The conversion will lead to improved patient health outcomes, improved physician and patient satisfaction scoring, access, and better financial performance through strengthened contracts with payors.
•The Company presents an attractive exit opportunity for independent physician providers who find it challenging to move into value-based care programs but have an active and robust patient base that can benefit from these programs. Skylight offers these practices, alignment, resources, technology, continuity, focus on patient care and the opportunity for growth within its managed care contracts.
•The Company is seeing a strong shift back to primary care from urgent care visits over the last 12-24 months which were largely driven by an increased volume of COVID-19 testing and symptoms. This shift is being witnessed industry wide and the Company believes that while urgent care benefited due to this, the reduction in cases overall has led to more patients seeking primary care alternatives moving forward. This positions the Company well to provide a long-term home for patients looking for quality and primary care focused operations.

In addition to driving higher margins through improved patient outcomes, the Company believes it is well positioned for future growth through:

Acquisition of Primary Care Practice Groups

•The primary care sector in the US continues to remain highly fragmented with the majority of consolidation done by regional and localized healthcare networks. Historically proven to be misaligned with primary care providers, health systems can be seen using practices as feeders to higher acuity service, and traditional private equity consolidators can see these practices as a platform for future sale. There is a growing demand for primary care providers to remain independent, while partnering with the right group to bring scale and capabilities to support a VBC model.
•The Company has already acted on this opportunity with recent acquisitions. The Company has a robust pipeline of targeted deal flow that remains price disciplined, often acquiring these practices for considerably less than what they would be worth once they make the shift to taking on VBC health plans.
•The Company believes that contingent on an active market, proper access to capital and demand from physicians and payors, that it will remain highly acquisitive as part of its three-pronged growth plan.

Developing a Single System of Operation and Clinical Leadership

•Through a national management platform, the Company is focused on developing efficiencies and operational scale through its network of acquired practices. Nearly 40% of physician practices today seeking to drive towards VBC are partnered with a Management Services Organization (MSO).
•Many providers are not only seeking partnership but acquisition where they can still participate in small levels of ownership and reduce the burden of practice administration.

Skylight Health Group Inc (formerly CB2 Insights Inc) Management Discussion and Analysis For the years ended December 31, 2021 and 2020
•SHG, unlike a traditional MSO, acquires practices but brings with it the same infrastructure and support systems that practices can see in a MSO partnership. Through this capability, the Company is focused on driving clinical efficiencies that can lead to improved operations workflows, provider, patient and staff satisfaction and overall clinical profitability growth.
•SHG brings strong clinical leadership through its clinic, value & performance management teams that work with each provider and practice to educate, deliver and succeed on quality improvement plans for better patient health outcomes and an aligned cost of care practice.

Conversion from Fee-for-Service to Value-Based-Care

•The move to VBC continues to accelerate largely driven by payors and government. The shift enables a focus on quality over volume where the primary care provider services to be incented to provide a more comprehensive level of care for patients. This in turn creates improved quality outcomes for the patient improving the management of chronic care illnesses, prevention of future issues and management of downstream costs.
•The shift to value can take an evolutionary process where providers begin by stepping into managed care contracts offering shared savings, capitated care coordination, and/or a fixed per member per month (PMPM) capitated model. The shift to value goes from:
•In the value-based model, the provider begins developing the tools and strategies to manage care and cost which can continue to drive them towards more risk sharing with payors and improving on the financial performance of contracts.
•As the provider continues to build the infrastructure to manage patient care and cost of care, the shift to total cost of care generates the greatest economic growth with the caveat that the provider is now responsible for the full healthcare dollar of that patient.
•SHG is committed to working with practices early in the conversion process, most of which are currently dominant FFS. FFS practices still represent the majority of practices in the US today.
•Data aggregation, actionable insights, and clinical leadership, combined with improved access, population health management strategies and services for patients will enable these practices to begin the shift to single sided risk, then full risk and ultimately to manage the total cost of care.
•The move to VBC can lead to significantly improved patient economics for the practice that will further enhance, incent, and improve the quality of care for patients.

Skylight Health Group Inc (formerly CB2 Insights Inc) Management Discussion and Analysis For the years ended December 31, 2021 and 2020

De Novo Based Growth to Build Additional Density in Core Markets

•Complementary towards the Company’s acquisition model, the Company has identified several opportunities to support density and capacity in existing markets through the organic model of new clinics buildout.
•Unlike a traditional de novo model, SHG will not be looking to enter a new market or region and build a brand or patient base with little to no previous brand exposure. Rather, SHG sees the de novo model as an opportunity to strengthen its current footprint in existing markets, where patients already recognize the brand, and benefits of the organizations.
•A centralized branding strategy enables SHG to build in existing markets where it may already have built up patient demand, and where existing facilities are not adequate to increase capacity.
•Additionally, a de novo strategy along with a focus on value-based care programs that can benefit patients in the community, in addition to increased convenience and access points across the network.
•SHG will look forward to communicating its de novo strategy in the coming months.

Discussion of Operations

For the year ended December 31, 2021, the Company has two reportable operating segments related to its software/research business and corporate, and medical services businesses, which also align with the two countries in which it operates, Canada and the United States.

Operating results
Selected Annual Information

The following is selected financial data derived from the consolidated financial statements of the Company as at December 31, 2021, 2020 and 2019 and for the years ended December 31, 2021, 2020 and 2019:

Skylight Health Group Inc (formerly CB2 Insights Inc) Management Discussion and Analysis For the years ended December 31, 2021 and 2020

(in 000’s of dollars)	Year ended December 31,
	2021	2020	2019
Revenue	27,157	689	385
Cost of sales	12,071	419	362
Gross profit	15,086	270	23
Operating expenses
Salaries and wages	15,376	2,633	3,783
Office and administration	6,821	768	1,027
Marketing and business development	2,038	287	654
Professional fees	4,249	950	1,846
Rent	391	54	82
Share-based compensation	2,051	4,313	1,121
Depreciation and amortization	4,618	1,094	1,109
Impairment loss	1,408	—	567
Total operating expenses	36,952	10,099	10,189
Loss from continuing operations	(21,866)	(9,829)	(10,166)
Non-operating expenses	285	2,324	1,577
Income tax expense	—	—	112
Net loss from continuing operations	(22,151)	(12,153)	(11,855)
Net income from discontinued operations	8,563	2,672	881
Net loss	(13,588)	(9,481)	(10,974)
Net loss from continuing operations attributable to Owners of the Company	(22,310)	(12,153)	(11,855)
Net loss attributable to Owners of the Company	(13,747)	(9,481)	(10,974)
Net loss per share from continuing operations	(0.59)	(0.56)	(0.77)
Net loss per share	(0.36)	(0.43)	(0.71)
	As at December 31,
	2021	2020	2019
Total assets	65,447	31,472	9,484
Non-current liabilities	15,538	1,120	883
Preferred shares dividends declared	(102)	—	—

Revenue

The Company’s revenue for the year ended December 31, 2021, 2020 and 2019 was $27.2 million, $0.7 million and $0.4 million, respectively (excluding revenue from discontinued operations of $10.6 million, $12.5 million and $13.0 million, respectively) - growth of 3,842% from 2020 to 2021. Revenue for the year ended December 31, 2021 consisted of clinic revenue amounting to $26.6 million (excluding the $10.6 million of clinic revenue from discontinued operations) (year ended December 31, 2020: $0.4 million, excluding $12.5 million of clinic revenue from discontinued operations) and contract research revenue and software amounting to $0.6 million (year ended December 31, 2020: $0.2 million).

Revenue compared to 2020 increased significantly due to additional revenue being contributed by the clinics acquired during the fiscal years ended December 31, 2021 and 2020.

Skylight Health Group Inc (formerly CB2 Insights Inc) Management Discussion and Analysis For the years ended December 31, 2021 and 2020
Cost of sales

Cost of sales during the year ended December 31, 2021, 2020 and 2019 was $12.1 million, $0.4 million and $0.4 million, respectively (excluding cost of sales from discontinued operations of $2.5 million, $3.7 million and $3.7 million, respectively). The increase in cost of sales is due to new acquisitions during the fiscal years ended December 31, 2021 and 2020 and grew at a similar rate as the growth rate in revenues. Cost of sales pertains directly to the US clinical operations and mainly comprises service fees paid to doctors and nurse practitioners.

The gross profit margin was 56% in 2021 compared to 39% in 2020 (excluding gross margin from discontinued operations of 76% and 70%, respectively). The margins in 2021 were higher due to the primary care clinics acquisitions with higher gross profit margins. The Company began acquiring primary care clinics in Q4 2020 and further acquired five primary care clinics in fiscal year 2021.

Operating expenses

Operating expenses during the year ended December 31, 2021, 2020 and 2019 was $37.0 million, $10.1 million and $10.2 million, respectively (excluding operating expenses from discontinued operations of $5.1 million $6.0 million and $8.4 million, respectively). Operating expenses for the US and Canadian operations during the year ended December 31, 2021 were $27.7 million and $9.2 million, respectively (year ended December 31, 2020: $1.4 million and $8.7 million, respectively).

The increase in operating expenses during the year ended December 31, 2021 to $37.0 million was mainly in relation to acquisitions of new clinics, listing on the TSX-V and Nasdaq, the recruitment of key leadership, management and operational hires, the employee stock option plan and building a national Skylight brand.

The Company was committed in 2020 and 2021 to streamlining operating expenses realized through efficiencies in technology and economies of scale including those realized from the new acquisitions. As a result, comparing 2021 to 2020, total operating expenses (excluding the effect of share-based compensation) increased by 503%, lower than the increase of 3,842% of revenue of the business (excluding discontinued operations).

Net Loss

Net loss from continuing operations during the year ended December 31, 2021, 2020 and 2019 was $13.6 million, $9.5 million and $11.0 million, respectively (net income from discontinued operations was $8.6 million, $2.7 million and $0.9 million, respectively). Net loss in the year ended December 31, 2021 was primarily due to higher marketing and business development in order to build a national Skylight brand, professional fees related to acquisitions and listing on the TSX-V and Nasdaq, office and administration, depreciation and amortization and salaries and wages relating to the recruitment of key leadership, management and operational hires.

Skylight Health Group Inc (formerly CB2 Insights Inc) Management Discussion and Analysis For the years ended December 31, 2021 and 2020
Quarterly Results
The following selected financial data from the last eight fiscal quarters has been prepared in accordance with IFRS and should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for each of the periods considered below and the consolidated financial statements for the years ended December 31, 2021 and 2020.

(in 000’s of dollars)	2021				2020
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	9,409	8,697	6,877	2,174	391	48	169	81
Cost of sales	4,082	3,948	3,067	974	283	35	53	48
Gross profit	5,327	4,749	3,810	1,200	108	13	116	33
Operating expenses
Salaries and wages	5,435	4,596	3,832	1,513	1,651	365	306	311
Office and administration	2,596	2,331	1,515	379	177	201	191	199
Marketing and business development	267	305	612	854	202	43	16	26
Professional fees	1,169	1,081	1,375	624	425	44	261	220
Rent	151	155	84	1	12	2	11	29
Share-based compensation	437	204	361	1,049	3,812	217	124	160
Depreciation and amortisation	1,520	1,446	1,136	516	213	299	302	280
Impairment loss	1,408	—	—	—	—	—	—	—
Total operating expenses	12,983	10,118	8,915	4,936	6,492	1,171	1,211	1,225
Loss from continuing operations	(7,656)	(5,369)	(5,105)	(3,736)	(6,384)	(1,158)	(1,095)	(1,192)
The Company’s revenue for the three months ended December 31, 2021 and 2020 was $9.4 million and $0.4 million, respectively - a year over year growth of $9.0 million (excluding revenue from discontinued operations of $1.9 million and $2.8 million during the three months ended December 31, 2021 and 2020, respectively). The acquisition of clinics during the year ended December 31, 2021 significantly contributed to the increase of revenue. Revenue for the three months ended December 31, 2021 consisted of clinic revenue amounting to $9.2 million (2020: $0.3 million), contract research solutions fees amounting to $0.2 million (2020: $0.1 million) and software licensing fees amounting to $3.4 thousand (2020: $6.9 thousand).
Cost of sales during the three months ended December 31, 2021 and 2020 totaled $4.1 million and $0.3 million, respectively (excluding cost of sales from discontinued operations of $0.5 million and $0.7 million, respectively). The increase is due to new acquisitions during the year ended December 31, 2021 as the Company completed five acquisitions.
Operating expenses during the three months ended December 31, 2021 and 2020 totaled $13.0 million and $6.5 million, respectively. Operating expenses increased for the three months ended December 31, 2020 due to increased costs due to consolidation of additional acquisitions in the current quarter compared to the three months ended December 31, 2020. Operating expenses during the three months ended December 31, 2021 primarily comprised salaries and wages amounting to $5.4 million (2020: $1.7 million), office and administration expenses amounting to $2.6 million (2020: $0.2 million), professional fees amounting to $1.2 million (2020: $0.4 million), marketing and business development expenses amounting to $0.3 million (2020: $0.2 million), share based compensation amounting to $0.4 million (2020:

Skylight Health Group Inc (formerly CB2 Insights Inc) Management Discussion and Analysis For the years ended December 31, 2021 and 2020
$3.8 million), and depreciation and amortization amounting to $1.5 million (2020: $0.2 million).
The Company recorded loss from continuing operations of $7.7 million and $6.4 million during the three months ended December 31, 2021 and 2020, respectively. There was an increase in total operating expenses in 2021 as described which was offset by a similar increase in gross profit.
Non-IFRS Measures
The MD&A makes references to certain non-IFRS measures, including certain industry metrics. These metrics and measures are not recognized measures under IFRS, do not have meanings prescribed under IFRS and are as a result unlikely to be comparable to similar measures presented by other companies. These measures are provided as information complimentary to those IFRS measures by providing a further understanding of our operating results from the perspective of management. As such, these measures should not be considered in isolation or in lieu of review of our financial information reported under IFRS.

Adjusted EBITDA
Adjusted EBITDA for the year ended December 31, 2021 was a loss of $14.6 million compared to an adjusted EBITDA loss of $6.0 million for the year ended December 31, 2020. The decrease was mainly due to salaries and wages related to the recruitment of key leadership, management and operational hires, increased office and administration costs and increased professional fees (legal, accounting and consulting). See below for reconciliation of adjusted EBITDA to loss from continuing operations:

(in 000’s of dollars)	Year ended
	December 31, 2021	December 31, 2020
Loss from continuing operations	(21,866)	(9,829)
Depreciation, amortization from continuing operations (Note 1)	4,618	1,094
Interest (Note 1)	13	—
EBITDA	(17,235)	(8,735)
Share based compensation (Note 2)	2,051	4,313
Write-off of lease deposits (Note 3)	—	45
Other income (non-cash)	—	(40)
Capitalization of software development cost (Note 4)	(260)	(658)
Capitalization of lease payments (Note 4)	(2,527)	(959)
Acquisition costs (Note 5)	257	—
Nasdaq and TSX-V listing cost (Note 6)	455	—
Severance (Note 6)	197	—
Corporate marketing cost (Note 7)	1,042	—
Impairment of right-of-use-assets, goodwill and intangible assets (Note 6)	1,408	—
Adjusted EBITDA	(14,612)	(6,034)
Note 1
Depreciation, amortization, and interest are items which are typically excluded to arrive at EBITDA. To calculate EBITDA, the Company adjusts all material items which do not reflect operational performance of the business.

Skylight Health Group Inc (formerly CB2 Insights Inc) Management Discussion and Analysis For the years ended December 31, 2021 and 2020
Note 2
Share-based compensation is a non-cash item which is typically excluded to arrive at adjusted EBITDA. To calculate adjusted EBITDA, the Company adjusts all material items which do not reflect operational performance of the business.
Note 3
Lease deposits were received by the Company over time but not adjusted to the appropriate accounts. These have been written off from the books during the period but are not an operational recurring expense for the Company and therefore adjusted to calculate adjusted EBITDA.
Note 4
Capitalization has been included as an expense in the calculation of adjusted EBITDA because these expenses either relate to payroll or the Company’s leased properties and are not part of the consolidated statements of loss and comprehensive loss. The Company believes that these are operational expenses and should be adjusted to arrive at adjusted EBITDA.
Note 5
Acquisition costs in relation to Rocky Mountain have been included as an adjustment to EBITDA given the size and magnitude of Rocky Mountain versus the other acquisitions which the Company has completed.
Note 6
Nasdaq and TSX-V listing, severance costs and impairment of right-of-use assets, goodwill and intangible assets have been added back in the adjusted EBITDA calculation given they are not an operational recurring expense for the Company and therefore adjusted to calculate adjusted EBITDA.
Note 7
Certain corporate marketing costs have been added back in the adjusted EBITDA calculation as they are expenses the the Company incurred as it rebranded and built a national brand and therefore adjusted to calculate adjusted EBITDA.

Realized revenue, realized gross profit and realized adjusted EBITDA

Realized revenue, realized gross profit and realized adjusted EBITDA incorporate the results of continuing and discontinued operations. See below for reconciliation of revenue to realized revenue, gross profit to realized gross profit and adjusted EBITDA to realized adjusted EBITDA:

(in 000’s of dollars)	Year ended
	December 31, 2021	December 31, 2020
	$	$
Revenue	27,157	689
Revenue from discontinued operations	10,613	12,452
Realized revenue	37,770	13,141

(in 000’s of dollars)	Year ended
	December 31, 2021	December 31, 2020
	$	$
Gross profit	15,086	270
Gross profit from discontinued operations	8,075	8,759
Realized gross profit	23,161	9,029

Skylight Health Group Inc (formerly CB2 Insights Inc) Management Discussion and Analysis For the years ended December 31, 2021 and 2020

(in 000’s of dollars)	Year ended
	December 31, 2021	December 31, 2020
	$	$
Adjusted EBITDA	(14,612)	(6,034)
Net income before gain on disposal from discontinued operations	2,922	2,672
Interest on lease liabilities from discontinued operations	82	131
Accretion on purchase consideration payable, loan payable and convertible debentures from discontinued operations	—	(28)
Depreciation, amortization from discontinued operations	867	1,230
Realized adjusted EBITDA	(10,741)	(2,029)
Financial Position
Significant Assets

(in 000’s of dollars)	Year ended
	December 31, 2021	December 31, 2020
	$	$
Cash	11,653	20,052
Trade and other receivables	6,901	529
Intangible assets	14,873	6,474
Goodwill	8,739	2,224
Right of use assets	15,695	1,325
The significant increase in trade and other receivables is related to the River City Medical Associates Inc. and Rocky Mountain acquisitions, with increases in personal injury revenue and urgent care revenue, respectively. The increases in intangible assets, goodwill and right of use assets is due to all the newly acquired clinics during the year ended December 31, 2021. Significant decrease in cash is due to cash flows used by operations together with cash utilized in the acquisition of the new clinics, slightly offset by the proceeds from the bought deal and preferred shares listing.
Contractual Obligations
The Company’s contractual obligations primarily consisted of three areas: i) Accounts payable and accrued liabilities of $6.7 million as at December 31, 2021 which are expected to be paid in the next 12 months; ii) Purchase consideration payable of $3.6 million from the Company’s clinic acquisitions completed in Q4 2020 and the year ended December 31, 2021; and iii) Lease liabilities of $15.9 million ($1.3 million current and $14.5 million non-current) primarily as a result of the clinic acquisitions completed.

The expected timing of undiscounted cash flows relating to financial liabilities as at December 31, 2021 is as follows:

Skylight Health Group Inc (formerly CB2 Insights Inc) Management Discussion and Analysis For the years ended December 31, 2021 and 2020

December 31, 2021	Less than 1 year	1-3 years	3-5 years	>5 years	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	6,687	—	—	—	6,687
Loan payable	317	—	—	—	317
Purchase consideration payable	2,927	697	—	—	3,624
Redemption liability	—	—	577	—	577
Lease liabilities	2,790	5,227	4,528	13,126	25,671
	12,721	5,924	5,105	13,126	36,876
Outstanding share information

As at March 30, 2022, the date of the MD&A, the Company had the following number of common shares, warrants and options:

#
Common shares	39,450,260
Preferred shares	275,000
Restricted share units	125,800
Deferred share units	93,518
Warrants	3,585,442
Options	2,359,228
Liquidity and Capital Resources

(in 000’s of dollars)	Year ended
	December 31, 2021	December 31, 2020
	$	$
Cash used in operating activities of continuing operations	(15,178)	(5,920)
Cash used in investing activities of continuing operations	(20,106)	(2,372)
Cash provided by financing activities of continuing operations	19,399	24,753

The Company’s cash balance at December 31, 2021 totalled $11.7 million, an $8.4 million or 42% decrease from $20.1 million at December 31, 2020. For the year ended December 31, 2021, cash used in operating activities of continuing operations totalled $15.2 million, compared to $5.9 million for the year ended December 31, 2020, with the decrease mainly reflecting the net loss from continuing operations. Cash provided by operating activities of discontinued operations for the year December 31, 2021 and 2020 was $3.9 million and $4.0 million, respectively.
The Company’s cash used in investing activities of continuing operations for the year ended December 31, 2021 was $20.1 million (December 31, 2020: $2.4 million). The increase was primarily due to the purchase consideration paid related to the acquisitions in 2021 of new clinics, purchase of furniture and equipment and software development. Cash provided by (used in) investing activities of discontinued operations for the year December 31, 2021 and

Skylight Health Group Inc (formerly CB2 Insights Inc) Management Discussion and Analysis For the years ended December 31, 2021 and 2020
2020 was $4.3 million and ($20.0 thousand), respectively, with the increase reflecting the proceeds received on the sale of the Legacy Business.

The Company’s cash provided by financing activities of continuing operations for the year ended December 31, 2021 was $19.4 million (December 31, 2020: $24.8 million). The Company’s financing activities of continuing operations in the year ended December 31, 2021 primarily comprised raising net proceeds of $12.7 million from a bought deal offering with a syndicate of underwriters and $6.2 million from the issuance of preferred shares. During the year ended December 31, 2020, the Company’s financing activities of continuing operations in the year ended December 31, 2020 comprised primarily of raising net proceeds of $22.8 million from private placements and bought deals. Cash used in financing activities of discontinued operations for the year December 31, 2021 and 2020 was $0.4 million and $0.8 million, respectively.

As at December 31, 2021, the Company had a working capital surplus of $9.8 million (December 31, 2020: $18.6 million) and a cash balance of $11.7 million (December 31, 2020: $20.1 million). The working capital position has reduced primarily due to payments made for new and prior acquisitions as per their acquisition agreements.

Going concern

The consolidated financial statements of the Company for the year ended December 31, 2021 have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company is subject to numerous risk factors that may impact its ability as a going concern, such as, but not limited to, governmental regulations, currency fluctuations, operational risks and extended and unforeseen issues resulting from the current COVID-19 pandemic.

As of the balance sheet date, the Company had an accumulated deficit of $36.8 million and negative cash flow from operations of continuing operations of $15.2 million for the year ended December 31, 2021. The Company has positive working capital as of the balance sheet date of $9.8 million. The Company has raised debt and equity financing through 2017 to 2021 in order to pursue acquisitions and platform development resulting in growth in its customer base. The Company expects that the investments it has made over this period will result in increased revenue and operating cash flow however, the Company anticipates further investment and will require additional debt and/or equity financing in order to continue to develop its business.
Although the Company has been successful in raising funds to date, there can be no assurance that adequate or sufficient funding will be available in the future or available under terms acceptable to the Company, or that the Company will be able to generate sufficient returns from operations. The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities and commitments when due is dependent on the Company generating revenue and debt and/or equity financing sufficient to fund its cash flow needs. The Company is not currently eligible to raise funds

Skylight Health Group Inc (formerly CB2 Insights Inc) Management Discussion and Analysis For the years ended December 31, 2021 and 2020 using a registration statement in the United States. These circumstances indicate the existence of a material uncertainty that may raise substantial doubt on the ability of the Company to meet its obligations as they come due, and accordingly the appropriateness of the use of the accounting principles applicable to a going concern.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis were not appropriate for the consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenue and expenses and the classifications used in the consolidated statement of financial position. Such differences in amounts could be material.

The assessment of material uncertainties related to events and circumstances that may raise substantial doubt on the Company’s ability to continue as a going concern involves significant judgment. In making this assessment, management considers all relevant information, as described above.
Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements as of December 31, 2021.
Related Party Transactions
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s Chief Executive Officer ("CEO"), President, Chief Financial Officer ("CFO"), Chief Medical Officer, Chief Operating Officer, Chief Corporate Officer and members of the Company’s Board of Directors.
The amounts disclosed in the table below are the amounts recognized as an expense during the reporting period.

(in 000’s of dollars)	Year ended
	December 31, 2021	December 31, 2020
	$	$
Salary and short-term employee benefits	2,063	1,261
Share based compensation	963	2,320
Directors’ fees	178	227
	3,204	3,808
Professional services of $37 for the year ended December 31, 2021 relate to professional fees paid to a full-service business law firm. Mohammad Bataineh, President, is a former shareholder of the business law firm. Professional services of $56 for the year ended December 31, 2020 relate to professional fees paid to a financial accounting and reporting services firm. The former Chief Financial Officer was outsourced from the firm.

Skylight Health Group Inc (formerly CB2 Insights Inc) Management Discussion and Analysis For the years ended December 31, 2021 and 2020
New accounting standards issued but not yet effective
Amendments to IAS 1 - Presentation of financial statements (“IAS 1”)
In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1). The amendments aim to promote consistency in applying the requirements by helping companies determine whether debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments include clarifying the classification requirements for debt a Company might settle by converting it into equity. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. The Company is currently evaluating the impact of this amendment.

Use of estimates and judgments

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities at the date of the consolidated financial statements and reporting amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ materially from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are generally recognized in the period in which the estimates are revised.

Our significant judgments, estimates and assumptions are disclosed in note 3 of the consolidated financial statements for the year ended December 31, 2021.
Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Management concluded that internal control over financial reporting (ICFR) was not effective as of December 31, 2021 as a result of a material weakness in internal control over financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the assessment of the effectiveness of our internal control over financial reporting, management identified a material weakness that existed as of December 31, 2021 in the control environment.

The Company did not design and maintain effective controls over revenue recognition for certain contracts in recently acquired medical clinics. Specifically, the Company did not design controls to properly record price concessions as a reduction of revenue. This material

Skylight Health Group Inc (formerly CB2 Insights Inc) Management Discussion and Analysis For the years ended December 31, 2021 and 2020 weakness resulted in audit adjustments to trade receivables, revenue and related financial statement disclosures, which were recorded prior to the issuance of the consolidated financial statements as of and for the year ended December 31, 2021. Under IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, this change was considered an error and thus a restatement of the consolidated financial statements for the interim periods ended September 30, 2021, June 30, 2021 and March 31, 2021 was required.

Status of Remediation Plan

Management is in the process of implementing new processes to address the material weakness as follows:

•Establish clear responsibility and accountability for key financial reporting processes and controls related to revenue recognition, and related training for financial reporting personnel.

•We are continuing to establish an internal audit function and we have engaged external consultants to assist management with designing and implementing internal controls. As a result, a project was commenced to reassess risks related to financial reporting, understand and document significant financial reporting processes, and to re-assess the design and operation of key controls.

Management believes these actions will remediate the material weakness and have not yet completed all of the corrective processes, procedures and related evaluation or remediation that we believe are necessary. As we continue to evaluate and work to remediate the material weakness, we may need to take additional measures. Until the remediation steps set forth above, including the efforts to implement any additional control activities identified through our remediation processes, are fully implemented and concluded to be operating effectively, the material weakness described above will not be considered fully remediated.

Other than disclosed above, there have been no significant changes to the Company’s ICFR for the year ended December 31, 2021, which have materially affected, or are reasonably likely to materially affect the Company’s ICFR.

Limitation on scope of design

The Company has limited the scope of its disclosure controls and procedures and internal control over financial reporting evaluation to exclude acquisitions in the last 12 months, as permitted by securities regulators. The table below presents certain summary financial information included in the Company’s consolidated financial statements amounts related to these acquisitions excluded from our evaluation:

Skylight Health Group Inc (formerly CB2 Insights Inc) Management Discussion and Analysis For the years ended December 31, 2021 and 2020

Selected financial information from the consolidated statements of loss and comprehensive loss	Year ended December 31, 2021
(in 000’s of dollars)	$
Revenue	24,407
Net income	(1,952)

Selected financial information from the consolidated statements of financial position	As at December 31, 2021
(in 000’s of dollars)	$
Current assets	6,819
Non-current assets	38,107
Current liabilities	8,642
Non-current liabilities	13,661

Risk Factors

The following section describes specific and general risks that could affect the Company. These risks and uncertainties are not the only ones the Company is facing. Additional risks and uncertainties not presently known to the Company, or that it currently deems immaterial, may also impair its operations. If any such risks actually occur, the business, financial condition, liquidity, and results of the Company’s operations could be materially adversely affected. The risk factors described below should be carefully considered by readers.

Limited Operating History

The Company, while incorporated in November 2014, began carrying on business in 2017 and has only very recently begun to generate revenue. The Company is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources, and lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and likelihood of success must be considered in light of the early stage of operations.

Going Concern

The Company has historically not generated positive cash flow from operations. The Company is devoting significant resources to its business, however there can be no assurance that it will generate positive cash flow from operations in the future. The Company may continue to incur negative consolidated operating cash flow and losses. For the year ended December 31, 2021, the Company had negative cash flows from continuing operations of $15.2 million and reported a net loss of $13.6 million. To the extent that the Company has negative cash flow in future periods, the Company may need to obtain additional financing to fund such negative cash flow.

Risks Associated with Acquisitions

As part of the Company's overall business strategy, the Company may pursue strategic acquisitions designed to expand its operations in both existing and new jurisdictions. Future

Skylight Health Group Inc (formerly CB2 Insights Inc) Management Discussion and Analysis For the years ended December 31, 2021 and 2020 acquisitions may expose it to potential risks, including risks associated with: (a) the integration of new operations, services and personnel; (b) unforeseen or hidden liabilities; the diversion of resources from the Company's existing business and technology; (d) potential inability to generate sufficient revenue to offset new costs; (e) the expenses of acquisitions; or (f) the potential loss of or harm to relationships with both employees and existing users resulting from its integration of new businesses. In addition, any proposed acquisitions may be subject to regulatory approval.

The Company is dependent on its relationships with the Skylight Health PCs

The Company is dependent on its relationships with the “Skylight Health PCs”, which are affiliated professional entities that the Company does not own, to provide healthcare services, and the Company’s business would be harmed if those relationships were disrupted or if the arrangements with the Skylight Health PCs become subject to legal challenges.

A prohibition on the corporate practice of medicine by statute, regulation, board of medicine, attorney general guidance, or case law, exists in certain of the U.S. states in which the Company operates. These laws generally prohibit the practice of medicine by lay persons or entities and are intended to prevent unlicensed persons or entities from interfering with or inappropriately influencing providers’ professional judgment. Due to the prevalence of the corporate practice of medicine doctrine, including in certain of the states where the Company conducts its business, it does not own the Skylight Health PCs and contracts for healthcare provider services for its members through administrative services agreements (“ASAs”) with such entities and controls these entities through succession agreements with the providers. As a result, the Company’s ability to receive cash fees from the Skylight Health PCs is limited to the fair market value of the services provided under the ASAs. To the extent the Company’s ability to receive cash fees from the Skylight Health PCs is limited, the Company’s ability to use that cash for growth, debt service or other uses at the Skylight Health PC may be impaired and, as a result, the Company’s results of operations and financial condition may be adversely affected.

The Company’s ability to perform medical and digital health services in a particular U.S. state is directly dependent upon the applicable laws governing the practice of medicine, healthcare delivery and fee splitting in such locations, which are subject to changing political, regulatory, and other influences. The extent to which a U.S. state considers particular actions or relationships to constitute the practice of medicine is subject to change and to evolving interpretations by medical boards and state attorneys general, among others, each of which has broad discretion. There is a risk that U.S. state authorities in some jurisdictions may find that the Company’s contractual relationships with the Skylight Health PCs, which govern the provision of medical and digital health services and the payment of administrative and operations support fees, violate laws prohibiting the corporate practice of medicine and fee splitting. The extent to which each state may consider particular actions or contractual relationships to constitute improper influence of professional judgment varies across the states and is subject to change and to evolving interpretations by state boards of medicine and state attorneys general, among others. Accordingly, the Company must monitor its compliance with laws in every jurisdiction in which it operates on an ongoing basis, and the Company cannot provide assurance that its activities and arrangements, if challenged, will be

Skylight Health Group Inc (formerly CB2 Insights Inc) Management Discussion and Analysis For the years ended December 31, 2021 and 2020 found to be in compliance with the law. Additionally, it is possible that the laws and rules governing the practice of medicine, including the provision of digital health services, and fee splitting in one or more jurisdictions may change in a manner adverse to the Company’s business. While the ASAs prohibit the Company from controlling, influencing or otherwise interfering with the practice of medicine at each Skylight Health PC, and provide that physicians retain exclusive control and responsibility for all aspects of the practice of medicine and the delivery of medical services, there can be no assurance that the Company’s contractual arrangements and activities with the Skylight Health PCs will be free from scrutiny from U.S. state authorities, and the Company cannot guarantee that subsequent interpretation of the corporate practice of medicine and fee splitting laws will not circumscribe the Company’s business operations. State corporate practice of medicine doctrines also often impose penalties on physicians themselves for aiding the corporate practice of medicine, which could discourage providers from participating in the Company’s network of physicians. If a successful legal challenge or an adverse change in relevant laws were to occur, and the Company was unable to adapt its business model accordingly, the Company’s operations in affected jurisdictions would be disrupted, which could harm its business.

Operational Risks

The Company will be affected by a number of operational risks and the Company may not be adequately insured for certain risks, including: labour disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non- compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in personal injury or death, environmental damage, adverse impacts on the Company's operation, costs, monetary losses, potential legal liability, and adverse governmental action, any of which could have an adverse impact on the Company's future cash flows, earnings, and financial condition. Also, the Company may be subject to or affected by liability or sustain loss for certain risks and hazards against which the Company cannot insure or which the Company may elect not to insure because of the cost. This lack of insurance coverage could have an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition.

Financial Projections May Prove Materially Inaccurate or Incorrect

The Company’s financial estimates, projections and other forward-looking information accompanying this document were prepared by the Company without the benefit of reliable historical industry information or other information customarily used in preparing such estimates, projections and other forward-looking statements. Such forward-looking information is based on assumptions of future events that may or may not occur, which assumptions may not be disclosed in such documents. Investors should inquire of the Company and become familiar with the assumptions underlying any estimates, projections or other forward-looking statements. Projections are inherently subject to varying degrees of uncertainty and their achievability depends on the timing and probability of a complex series of future events.

Skylight Health Group Inc (formerly CB2 Insights Inc) Management Discussion and Analysis For the years ended December 31, 2021 and 2020
There is no assurance that the assumptions upon which these projections are based will be realized. Actual results may differ materially from projected results for a number of reasons including increases in operating expenses, changes or shifts in regulatory rules, undiscovered and unanticipated adverse industry and economic conditions, and unanticipated competition. Accordingly, investors should not rely on any projections to indicate the actual results the Company and its subsidiaries might achieve.

Difficulty to Forecast

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the Company’s business. A failure in the demand for its services to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations, and financial condition of the Company.

Public Health Crises such as the COVID-19 Pandemic and other Uninsurable Risks

Events in the financial markets have demonstrated that businesses and industries throughout the world are very tightly connected to each other. General global economic conditions seemingly unrelated to the Company or to the medical health services sector, including, without limitation, interest rates, general levels of economic activity, fluctuations in the market prices of securities, participation by other investors in the financial markets, economic uncertainty, national and international political circumstances, natural disasters, or other events outside of the Company’s control may affect the activities of the Company directly or indirectly. The Company’s business, operations and financial condition could also be materially adversely affected by the outbreak of epidemics or pandemics or other health crises. For example, in late December 2019, a novel coronavirus (“COVID-19”) originated, subsequently spread worldwide and on March 11, 2020, the World Health Organization declared it was a pandemic. The risks of public health crises such as the COVID-19 pandemic to the Company’s business include without limitation, the ability to raise funds, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, disruption of the Company’s supply chains and other factors that will depend on future developments beyond the Company’s control. In particular, the continued spread of the coronavirus globally, prolonged restrictive measures put in place in order to control an outbreak of COVID-19 or other adverse public health developments could materially and adversely impact the Company’s business in the United States. There can be no assurance that the Company’s personnel will not ultimately see its workforce productivity reduced or that the Company will not incur increased medical costs or insurance premiums as a result of these health risks. In addition, the coronavirus pandemic or the fear thereof could adversely affect global economies and financial markets resulting in volatility or an economic downturn that could have an adverse effect on the demand for the Company’s service offerings and future prospects. Epidemics such as COVID-19 could have a material adverse impact on capital markets and the Company’s ability to raise sufficient funds to finance the ongoing development of its material business. All of these factors could have a material and adverse effect on the Company’s business, financial condition, and results of operations. The extent to which COVID-19 impacts the Company’s business, including its operations and the market for its securities, will depend on future developments,

Skylight Health Group Inc (formerly CB2 Insights Inc) Management Discussion and Analysis For the years ended December 31, 2021 and 2020 which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the coronavirus outbreak. It is not always possible to fully insure against such risks, and the Company may decide not to insure such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Common Shares of the Company. Even after the COVID-19 pandemic is over, the Company may continue to experience material adverse effects to its business, financial condition, and prospects as a result of the continued disruption in the global economy and any resulting recession, the effects of which may persist beyond that time. The COVID-19 pandemic may also have the effect of heightening other risks and uncertainties disclosed herein. To date, the COVID-19 crisis has not materially impacted the Company’s operations, financial condition, cash flows and financial performance. In response to the outbreak, the Company has instituted operational and monitoring protocols to ensure the health and safety of its employees and stakeholders, which follow the advice of local governments and health authorities where it operates. The Company has adopted a work from home policy where possible. The Company continues to operate effectively whilst working remotely. The Company will continue to monitor developments of the pandemic and continuously assess the pandemic’s potential further impact on the Company’s operations and business.

Economic Environment

The Company’s operations could be affected by the economic context should the unemployment level, interest rates or inflation reach levels that influence consumer trends and consequently, impact the Company’s sales and profitability. As well, general demand for banking services and alternative banking or financial services cannot be predicted and future prospects of such areas might be different from those predicted by the Company’s management.

Global Economic Risk

Global economic conditions could have an adverse effect on the Company's business, financial condition, or results of operations. Adverse changes in general economic or political conditions in the United States or any of the states within the United States or any jurisdiction in which the Company operates or intends to operate could adversely affect the Company's business, financial condition, or results of operations.

Forward Looking Information

The Company’s financial estimates, projections and other forward-looking information accompanying this document were prepared by the Company without the benefit of reliable historical industry information or other information customarily used in preparing such estimates, projections, and other forward-looking statements. Such forward-looking information is based on assumptions of future events that may or may not occur, which assumptions may not be disclosed in such documents. Investors should inquire of the Company and become familiar with the assumptions underlying any estimates, projections, or other forward-looking statements. Projections are inherently subject to varying degrees of

Skylight Health Group Inc (formerly CB2 Insights Inc) Management Discussion and Analysis For the years ended December 31, 2021 and 2020 uncertainty and their achievability depends on the timing and probability of a complex series of future events.

There is no assurance that the assumptions upon which these projections are based will be realized. Actual results may differ materially from projected results for a number of reasons including increases in operating expenses, changes or shifts in regulatory rules, undiscovered and unanticipated adverse industry and economic conditions, and unanticipated competition. Accordingly, investors should not rely on any projections to indicate the actual results the Company and its subsidiaries may achieve.

US Securities

The Company’s common shares are listed on the Nasdaq, and as such, the Company must satisfy the Nasdaq’s continued listing requirements, or risk possibly delisting, which would have a material adverse effect on our business and it would make it more difficult to buy or sell our securities and to obtain accurate quotations, and the price of our common stock could suffer a material decline. In addition, a delisting would impair our ability to raise capital through the public markets, could deter broker-dealers from making a market in or otherwise seeking or generating interest in our securities and might deter certain institutions and persons from investing in our securities at all. There can be no assurance that we will be able to maintain compliance with Nasdaq’s continued listing requirements.

Multi-Jurisdictional Disclosure System

Due to the decrease in our common share price, the Company is no longer eligible to utilize the multi-jurisdictional disclosure system (MJDS). As a result, the Company will no longer be afforded the ability to prepare and file its disclosure reports and other information with the SEC incorporating (accordance with) the disclosure requirements of Canada and will now be required to file the same reports that a non-MJDS eligible foreign private issuer (FPI) is required to file with the SEC, including the requirement to file an Annual Report on Form 20-F with financial statements audited under rules of the Public Company Accounting Oversight Board (“PCAOB”), the additional costs of which will be significant. The Company does not have PCAOB audits completed on its December 31, 2019 or December 31, 2020 financial statements. Accordingly, the Company may not be able to timely file its Annual Report on Form 20-F for the year ended December 31, 2021 (the “2021 20-F”) which is due on or prior to April 30, 2022. If the Company is unable to timely file its 2021 20-F, there will be several consequences, including, but not limited to, (i) the Company will no longer be in compliance with the continued listing requirements of the Nasdaq Capital Market and will receive a deficiency notice and the Company’s securities that are listed on Nasdaq may be subject to delisting and (ii) the Company will not be able to file a registration statement with the SEC until such time as the 2021 20-F is filed (and will not be able to utilize a Form F-3 for at least one year) which will limit our ability to conduct financings in the U.S.

Competition – General

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial

Skylight Health Group Inc (formerly CB2 Insights Inc) Management Discussion and Analysis For the years ended December 31, 2021 and 2020 resources and marketing experience than the Company. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition, and results of operations of the Company. To remain competitive, the Company will require a continued high level of investment in research and development, marketing, sales, and client support.

Competition Healthcare Information Systems

The healthcare information systems market is highly competitive on a local, national and international level. The Company believes that the primary competitive factors in this market are:

•quality service and support;
•price;
•product features, functionality and ease of use;
•ability to comply with new and changing regulations;
•ongoing product enhancements; and
•reputation and stability of the vendor.

For example, the current electronic medical record market in Canada is currently dominated by Telus Health and the Company will face substantial competition from Telus Health and other established competitors, which have greater financial, technical, and marketing resources than it does. Its competitors could use their greater resources to modify their product offerings to incorporate platform functionality among doctors, patients, pharmacies and licensed producers in a comparable manner to the Company. The Company's competitors also have a larger installed base of users, longer operating histories and greater name recognition than the Company will.

There can be no assurance that the Company will successfully differentiate its current and proposed products from the products of its competitors, or that the marketplace will consider the products of the Company to be superior to competing products.

Competition – Health Care Clinics

The industry is intensely competitive, and the Company competes with other companies that may have greater financial resources and facilities. Numerous other businesses are expected to compete in the clinic space and provide additional patient services.

Management of Growth

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train, and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Skylight Health Group Inc (formerly CB2 Insights Inc) Management Discussion and Analysis For the years ended December 31, 2021 and 2020

Reliance on Management

The success of the Company is dependent upon the ability, expertise, judgment, discretion, and good faith of its management. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. Any loss of the services of such individuals could have a material adverse effect on the Company’s business, operating results, or financial condition.

Dependence on suppliers and skilled labour

The ability of the Company to compete and grow will be dependent on it having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts, and components. No assurances can be given that the Company will be successful in maintaining its required supply of skilled labour, equipment, parts, and components.

Risks Related to Software and Product Development

The Company continues to develop software and products. Inherent risks include:

•Lack of experience and commitment of team – The project manager is the leader and the most responsible person. An inexperienced manager can jeopardize the completion of a project.

•Unrealistic deadlines – Software projects may fail when deadlines are not properly set. Project initialization, completion date and time must be realistic.

•Improper budget – Cost estimation of a project is very crucial in terms of project success and failure. Low cost with high expectations of large projects may cause project failure.

•Lack of resources – Software and hardware resources may not be adequate. Lack of resources in terms of manpower is also a critical risk factor of software failure.

•Personnel hiring – The Company will be subject to extensive hiring requirements across all of its business lines as well as a need to release underperforming employees in order to perform and grow at the rate it intends. Staffing requirements may not be properly attained or assigned for/to specific tasks or company needs.

•Understanding problems of customers – Many customers are not technical in terms of software terminologies and may not understand the developer’s point of view. Developers may interpret information differently from what is provided by the clients.

•Inappropriate design – Software designers have a major role in the success or failure of the project if a design is inappropriate for the project.

Skylight Health Group Inc (formerly CB2 Insights Inc) Management Discussion and Analysis For the years ended December 31, 2021 and 2020
•Market demand obsolete – Market demand may become obsolete while a project is still in progress.

Risk of Safeguarding Against Security & Privacy Breaches

A security or privacy breach could:

•expose the Company and Company to additional liability and to potentially costly litigation;

•increase expenses relating to the resolution of these breaches;

•deter potential customers from using our services; and

•decrease market acceptance of electronic commerce transactions.

As a provider of software technology, the Company and Company are at risk of exposure to a security or privacy breach of its system which could lead to potentially costly litigation, deter potential customers from using its services, or bring about additional liability of the Company and Company. The Company and Company cannot assure that the use of applications designed for data security and integrity will address changing technologies or the security and privacy concerns of existing and potential customers. Although the Company and Company require that agreements with service providers who have access to sensitive data include confidentiality obligations that restrict these parties from using or disclosing any data except as necessary to perform their services under the applicable agreements, there can be no assurance that these contractual measures will prevent the unauthorized disclosure of sensitive data. If the Company and Company are unable to protect the security and privacy of our electronic transactions and data, our business will be materially adversely affected.

Risks Inherent in the Health Clinic Industry

Changes in operating costs (including costs for maintenance, insurance), inability to obtain permits required to conduct clinical business operations, changes in health care laws and governmental regulations, and various other factors may significantly impact the ability of the Company to generate revenues. Certain significant expenditures, including legal fees, borrowing costs, maintenance costs, insurance costs and related charges must be made to operate the Company’s clinic operation, regardless of whether the Company is generating revenue.

Material Impact of PIPEDA/HIPPA Legislation on the Company’s Business

Regulations under PIPEDA/HIPAA governing the confidentiality and integrity of protected health information are complex and are evolving rapidly. As these regulations mature and become better defined, the Company anticipates that they will continue to directly impact our business. Achieving compliance with these regulations could be costly and distract management’s attention from its operations. Any failure on the Company’s part to comply with current or future regulations could subject it to significant legal and financial liability,

Skylight Health Group Inc (formerly CB2 Insights Inc) Management Discussion and Analysis For the years ended December 31, 2021 and 2020 including civil and criminal penalties. In addition, development of related federal and state regulations and policies regarding the confidentiality of health information or other matters could positively or negatively affect our business.

The Company’s investments in the United States and Canada are subject to applicable anti- money laundering laws and regulations.

The Company is subject to a variety of laws and regulations domestically and in the United States that involve money laundering, financial recordkeeping and proceeds of crime, including the Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada.

In certain circumstances, the Company’s reputation could be damaged

Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish, and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views regarding the Company and its activities whether true or not. Although the Company believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, the Company will not ultimately have direct control over how it is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company’s overall ability to advance its projects, thereby having material adverse impact on financial performance, financial condition, cash flows and growth prospects.

Scrutiny of Company’s Investments in the United States

The Company’s existing investments in the United States, and any future investments, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, The Company may be subject to significant direct or indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Resulting Issue’s ability to invest in the United States or any other jurisdiction, in addition to those described herein.

Skylight Health Group Inc (formerly CB2 Insights Inc) Management Discussion and Analysis For the years ended December 31, 2021 and 2020

Currency Fluctuations

Due to the Company’s present operations in the United States, and its intention to continue future operations outside Canada, the Company is expected to be exposed to significant currency fluctuations. Recent events in the global financial markets have been coupled with increased volatility in the currency markets.

A substantial amount of the Company's revenue will be earned in US dollars, but a substantial portion of its operating expenses are incurred in Canadian dollars. The Company does not have currency hedging arrangements in place and there is no expectation that the Company will put any currency hedging arrangements in place in the future. The Company does not have currency hedging arrangements in place and there is no expectation that the Company will put any currency hedging arrangements in place in the future. Fluctuations in the exchange rate between the US dollar and the Canadian dollar, may have a material adverse effect on the Company's business, financial condition, and operating results. The Company may, in the future, establish a program to hedge a portion of its foreign currency exposure with the objective of minimizing the impact of adverse foreign currency exchange movements. However, even if the Company develops a hedging program, there can be no assurance that it will effectively mitigate currency risks.

Requirements for Further Financing

The Company may need to obtain further financing, whether through debt financing, equity financing or other means. The Company must obtain such financing through a combination of equity and debt financing and there can be no assurance that the Company can raise the required capital it needs to build and expand its current operations, nor that the capital markets will fund the business of the Company. Without this additional financing, the Company may be unable to achieve positive cash flow and earnings as quickly as anticipated. There can be no certainty that the Company can obtain these funds, in which case any investment in the Company may be lost. The raising of equity funding would also result in dilution of the equity of the Company's shareholders.

Litigation

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company such a decision could adversely affect the Company’s ability to continue operating and the market price for Common Shares and could use significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant company resources.

Conflicts of Interest

Certain of the directors and officers of the Company are, or may become directors and officers of other companies, and conflicts of interest may arise between their duties as officers and directors of the Company and as officers and directors of such other companies.

Skylight Health Group Inc (formerly CB2 Insights Inc) Management Discussion and Analysis For the years ended December 31, 2021 and 2020

Health Care Coverage

There is a possibility that healthcare companies can refuse to cover medical costs.

Dividend Policy

The Company does not presently intend to pay cash dividends on common shares in the foreseeable future, as any earnings are expected to be retained for use in developing and expanding its business. The Company began declaring dividends on its preferred shares that were issued in December 2021. However, the actual number of dividends received from the Company will remain subject to applicable corporate law requirements. Any future dividends paid by the Company would be subject to tax and potentially, withholdings.

Cautionary Statement Regarding Forward-Looking Information

Certain information contained in this MD&A and any documents incorporated by reference herein may constitute forward-looking statements, as such term is defined under Canadian, U.S. and any other applicable securities laws. These statements relate to future events or future performance and reflect management’s expectations and assumptions regarding the growth, results of operations, performances and business prospects and opportunities of the Company. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “intend”, “will”, “project”, “could”, “believe”, “predict”, “potential”, “should” or the negative of these terms or other similar expressions are intended to identify forward-looking statements. In particular, information regarding the Company’s future operating results and economic performance is forward-looking information. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements, or events to differ materially from those anticipated, discussed or implied in such forward-looking statements. The Company believes the expectations reflected in such forward- looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A and any documents incorporated by reference herein should be considered carefully and investors should not place undue reliance on them as the Company cannot assure investors that actual results will be consistent with these forward-looking statements. These statements speak only as of the date of this MD&A or the particular document incorporated by reference herein. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

(i)general business and economic conditions;

(ii)the intentions, plans and future actions of the Company;

(iii)the business and future activities of the Company after the date of this MD&A;

(iv)market position, ability to compete and future financial or operating performance of the Company;

Skylight Health Group Inc (formerly CB2 Insights Inc) Management Discussion and Analysis For the years ended December 31, 2021 and 2020

(v)anticipated developments in operations; the future demand for the products and services developed, produced, supplied, or distributed by the Company;

(vi)the timing and amount of estimated research & development expenditure in respect of the business of the Company;

(vii)operating revenue, operating expenditures; success of marketing activities; estimated budgets;
(viii)currency fluctuations;

(ix)the sufficiency of the Company’s working capital;

(x)requirements for additional capital;

(xi)risks associated with obtaining and maintaining the necessary government permits and licenses related to the business;

(xii)government regulation; limitations on insurance coverage; the timing and possible outcome of regulatory matters; goals; strategies; future growth; the adequacy of financial resources; and other events or conditions that may occur in the future;

(xiii)compliance with environmental, health, safety, and other laws and regulations;

(xiv)the ability to attract and retain skilled staff;

(xv)market competition; and

(xvi)the potential impact of the COVID-19 pandemic on the Company and/or its operations, and the healthcare industry and currency fluctuations.

Forward-looking statements are based on the beliefs of the management of the Company, as well as on assumptions, which such management believes to be reasonable based on information available at the time such statements were made. However, by their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation those risks outlined under the heading Risk Factors in this MD&A.

The list of risk factors set out in this MD&A is not exhaustive of the factors that may affect any forward-looking statements of the Company. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by

Skylight Health Group Inc (formerly CB2 Insights Inc) Management Discussion and Analysis For the years ended December 31, 2021 and 2020 applicable law. For all of these reasons, the security holders of the Company should not place undue reliance on forward-looking statements.

Market and Industry Data

This MD&A includes market and industry data that has been obtained from third party sources, including industry publications. The Company believes that the industry data is accurate and that its estimates and assumptions are reasonable, but there is no assurance as to the accuracy or completeness of this data. Third party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there is no assurance as to the accuracy or completeness of included information. Although the data is believed to be reliable, the Company has not independently verified any of the data from third-party sources referred to in this MD&A or ascertained the underlying economic assumptions relied upon by such sources.